EXHIBIT 99.1

OVERLAND STORAGE, INC.

SUBORDINATED PROMISSORY NOTE PURCHASE AGREEMENT

            This Subordinated Promissory Note Purchase Agreement, dated as of December 11, 2017 (this “Agreement”), is entered into by and among Overland Storage, Inc., a California corporation (the “Company”), and MF Ventures, LLC (the “Lender”).

            WHEREAS, on the terms and subject to the conditions set forth herein, the Lender desires to purchase from the Company, and the Company desires to sell to the Lender, a subordinated promissory note in the form attached hereto as Exhibit A (as amended or otherwise modified from time to time, the “Note”) in the aggregate principal amount of $2,000,000 (the “Financing Amount”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Note.

            WHEREAS, the Note will be subordinated to the Company’s indebtedness to Opus Bank, a California commercial bank (“Opus”) and FBC Holdings S.à r.l., a company incorporated under the laws of the Luxembourg (“FBC”) on the term set forth in the Note; NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

            1.    The Note.

                   (a) Issuance of Note. Subject to the terms and conditions contained herein, at the Closing (as defined below), the Company agrees to issue and sell to the Lender, and the Lender agrees to purchase, the Note in the principal amount of the Financing Amount. At the Closing, the Company will deliver to the Lender the Note against receipt by the Company of the purchase price of $2,000,000 (the “Purchase Price”). The Note shall be subordinated to the Company’s indebtedness to Opus and FBC as set forth in the Note. No note issued concurrently herewith on substantially similar terms shall be issued in an amount less than $2,000,000 to any single lender.

                   (b) The Closing. The closing (the “Closing”) of the sale and purchase of the Note shall take place remotely via the exchange of documents and signatures on the date hereof. At the Closing, the Company shall sell and issue to the Lender, and the Lender shall purchase, the Note in the principal amount equal to the Financing Amount.

            2.    Representations and Warranties of the Company. The Company represents and warrants to the Lender, as of the date hereof that:

                   (a) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of California and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

                   (b) Authorization. All corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the Note (collectively, the “Transaction Documents”). Except as may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors’ rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of the Transaction Documents, the valid and enforceable obligations they purport to be.

                   (c) Compliance with Other Instruments. Neither the authorization, execution and delivery of the Transaction Documents, nor the issuance and delivery of the Note, will constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of the Articles of Incorporation or bylaws of the Company or any material agreement or instrument by which it is bound or to which its properties or assets are subject. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

                   (d) Government Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by any of the Transaction Documents, except for (i) filings required pursuant to applicable securities laws and blue sky laws, which filings will be effected within the time prescribed by law and (ii) such consents, approvals, authorizations, etc., as have been obtained and remain in full force and effect.

                   (e) Offering. Assuming the accuracy of the representations and warranties of the Lender contained in Section 3 hereof, the offer, issue and sale of the Note are exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

                   (f) Litigation. Except as previously disclosed to the Lender, there are no material actions (including, without limitation, derivative actions), suits, proceedings or investigations pending or, to the knowledge of the Company, threatened in writing against the Company at law or in equity in any court or before any other governmental authority.

                   (g) Indebtedness. The Company has not incurred any material indebtedness for money borrowed other than the Company’s indebtedness to Opus and FBC.

            3.    Representations and Warranties of Lender. In order to induce the Company to enter into this Agreement, the Lender represents and warrants to the Company the following:

                   (a) Investment Status. The Lender is purchasing the Note for its own account, for investment only and not with a view to, or any present intention of, effecting a distribution of the Note or any part thereof except pursuant to a registration or an available exemption under applicable law. The Lender is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Note. The Lender has not been organized solely for the purpose of acquiring the Note. The Lender acknowledges that the Note has not been registered under the Securities Act, or the securities laws of any state or other jurisdiction and cannot be disposed of unless they are subsequently registered under the Securities Act and any applicable state laws or an exemption from such registration is available. the Lender is an “accredited investor” within the meaning of Rule 501 of Regulation D of the Securities and Exchange Commission (the “SEC”), as presently in effect.

                   (b) Authorization. All action has been taken on the part of the Lender necessary for the authorization, execution and delivery of the Transaction Documents. Except as may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors’ rights, the Lender has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of the Transaction Documents, the valid and enforceable obligations they purport to be.

                   (c) Investment Banking; Brokerage Fees. The Lender is not obligated for the payment of any investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation (exclusive of professional fees to lawyers and accountants) in connection with the transactions contemplated by this Agreement.

            4.    Miscellaneous.

                   (a) Waivers and Amendments. Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Lender.

                   (b) Governing Law. The internal laws of the State of California, irrespective of its conflicts of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

                   (c) Fees and Expenses. The Company shall pay fees and expenses of the Lender in connection with the transactions contemplated by the Transaction Documents provided that the maximum the Company will pay is $5,000.

                   (d) Section Headings; Construction; Counterparts. The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provision thereof or hereof. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the agreements, documents and instruments executed and delivered in connection herewith shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement and the agreements, documents and instruments executed and delivered in connection herewith. This Agreement may be executed simultaneously in any number of facsimile or original counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

                   (e) Notices. Unless otherwise provided herein, any notice or demand which is required or permitted to be given under this Agreement shall be deemed to have been sufficiently given and received the earlier of (i) when received, (ii) when delivered personally, (iii) one (1) business day after being delivered by e-mail or facsimile (with receipt of appropriate confirmation), or (iv) one (1) business day after being deposited with an overnight courier service of recognized standing having specified next day delivery; (a) if to the Lender, at the Lender’s address, e-mail address or facsimile number set forth on the Lender’s signature page hereto, or at such other address as the Lender shall have furnished the Company in writing or (b) if to the Company, to the Company’s address, e-mail address or facsimile number set forth on the signature page hereto with copies to O’Melveny & Myers LLP, Attn: Paul L. Sieben and Jennifer Taylor, 2765 Sand Hill Road, Menlo Park, CA 94010, e-mail psieben@omm.com and jtaylor@omm.com, fax (650) 473-2601 and Jenny Yeh, 125 S. Market Street, Suite 1300, San Jose, CA 95113, e-mail jyeh@sphere3d-overland.com.

                   (f) Usury. This Agreement and each Note issued pursuant to the terms of this Agreement are hereby expressly limited so that in no event whatsoever, whether by reason of deferment or advancement of loan proceeds, acceleration of maturity of the loan evidenced hereby, or otherwise, shall the amount paid or agreed to be paid to the Lender hereunder for the loan, use, forbearance or detention of money exceed the lowest maximum interest rate permitted under applicable law. If at any time the performance of any provision hereof or the Note involves a payment exceeding the limit of the price that may be validly charged for the loan, use, forbearance or detention of money under applicable law, then automatically and retroactively, ipso facto, the obligation to be performed shall be reduced to such limit, it being the specific intent of the Company and the Lender that all payments under this Agreement or the Note are to be credited first to interest as permitted by law, but not in excess of (i) the agreed rate of interest set forth in the Note, or (ii) that permitted by law, whichever is the lesser, and the balance toward the reduction of principal. The provisions of this paragraph shall never be superseded or waived and shall control every other provision of this Agreement and the Note.

                   (g) Integration. The Transaction Documents, and the exhibits, documents and instruments referred to herein or therein constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof, including, without limitation, the provisions of the letter of intent between the parties hereto in respect of the transactions contemplated herein, which provisions of the letter of intent shall be completely superseded by the representations, warranties, covenants and agreements of the Company contained herein.

                   (h) Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

[Signature Pages Follow]

            The parties have caused this Subordinated Promissory Note Purchase Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date and year first written above.

COMPANY:

OVERLAND STORAGE, INC.

By: /s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Its: SVP & CFO

Address:

9112 Spectrum Center Blvd.
San Diego, CA 92123
Attention: Kurt Kalbfleisch, Chief Financial Officer
Telephone: (858) 495-4211
Facsimile:(8589) 495-4267
E-mail: kkalbfleisch@overlandstorage.com

            The parties have caused this Subordinated Promissory Note Purchase Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date and year first written above.

LENDER:

MF Ventures, LLC

By: /s/ Victor B. MacFarlane
Name:
Title:

Address:

Attn.:
Telephone:
Fax:
Email:

EXHIBIT A

FORM OF SUBORDINATED PROMISSORY NOTE